Exhibit 23.6

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use of our report dated March 11, 2005, with respect to the consolidated statements of operations, changes in shareholders’ equity, and cash flows for the year ended December 31, 2004 for GB Holdings, Inc. and subsidiaries, included herein and incorporated herein by reference and to the reference to our firm under the heading “Experts” in the Registration Statement. Our report dated March 11, 2005 contains an explanatory paragraph that states that GB Holdings Inc. has suffered recurring net losses, has a net working capital deficiency and has significant debt obligations which are due within one year that raise substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.

/s/ KPMG LLP

Short Hills, New Jersey June 15, 2007